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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. ______________)*

                           FFVA Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     FFVA Financial Corporation Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   30242X 10 2
             -------------------------------------------------------
                                 (CUSIP Number)

                               Merrill S. McIlwain
                    Senior Vice President and General Counsel
                               One Valley Bancorp
                                One Valley Square
                                  P.O. Box 1793
                              Charleston, WV 25326
                                 (304) 348-7000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 16, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

----------------------
CUSIP NO. 30242X 10 2                                         PAGE 2 OF 16 PAGES
----------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     One Valley Bancorp
     IRS #55-0609408
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC*
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     West Virginia
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    490,000*
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     0
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      490,000
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     490,000*
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------


          *BENEFICIAL OWNERSHIP OF 490,000 SHARES OF COMMON STOCK REPORTED HEREUNDER IS SO BEING REPORTED SOLELY AS A RESULT OF THE STOCK OPTION AGREEMENT DESCRIBED IN ITEM 4 HEREOF. THE OPTION GRANTED PURSUANT TO SUCH STOCK OPTION AGREEMENT HAS NOT YET BECOME EXERCISABLE. ONE VALLEY BANCORP EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF SUCH SHARES.

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the common stock, par value $0.10 per share ("Common Stock"), of FFVA Financial Corporation, a Virginia corporation (the "Company"), the principal executive offices of which are located at 925 West Main Street, Lynchburg, Virginia 24504.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)-(c) and (f) This statement is being filed by One Valley Bancorp, a West Virginia corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("One Valley"). The principal business offices of One Valley are located at One Valley Square, P.O. Box 1793, Charleston, West Virginia 25326. One Valley Bancorp has banking subsidiaries and bank-related subsidiaries. The names of the directors and executive officers of One Valley and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

          (d)-(e) Neither One Valley, nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither One Valley nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As more fully described in Item 4, the Company has granted to One Valley an option pursuant to which One Valley has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 490,000 shares of Common Stock (subject to adjustment in certain circumstances) at a price per share equal to $39.97 (the "Option"). Certain terms of the Option are summarized in Item 4.

          If the Option were exercisable and One Valley were to exercise the Option on the date hereof, the funds required to purchase the shares of Common Stock issuable upon such exercise would be $19,585,300.00. It is currently anticipated that such funds would be derived from working capital.

          Subject to market conditions and developments with respect to the Merger (as defined below) One Valley may purchase shares of Common Stock in the open market or in privately negotiated transactions. It is currently anticipated that any funds used to make such purchases would be derived from working capital.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          (a)-(j) One Valley is seeking to acquire the entire equity interest in the Company pursuant to the Merger (as defined below). The transactions reported hereunder are intended to assist in the achievement of that purpose.

          The Merger Agreement. The Company and One Valley have entered into an Agreement and Plan of Merger, dated as of December 16, 1997 (the "Merger Agreement"), pursuant to which the Company will be merged with and into One Valley (the "Merger"), with One Valley being the surviving corporation (the "Surviving Company"). At the effective time of the Merger (the "Effective Time"), each outstanding share of Common Stock will be converted into 1.05 shares (the "Exchange Ratio") of common stock of One Valley ("One Valley Common Stock").

          In the event One Valley changes (or establishes a record date for changing) the number of shares of One Valley Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding One Valley Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange

Ratio will be proportionately adjusted. As of the Effective Time, each share of Common Stock held directly or indirectly by the Company, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, will be canceled, and no exchange or payment will be made with respect thereto.

          As a result of the Merger, the Company will cease to exist as a separate legal entity.

          The Merger is subject to various regulatory approvals, the approval of the stockholders of the Company and the satisfaction of other terms and conditions set forth in the Merger Agreement.

          As a result of the Merger, Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, Common Stock will be eligible for delisting from the Nasdaq Stock Market's National Market System, where it has been traded under the symbol "FFFC".

          The Option Agreement. In connection with the Merger Agreement, One Valley and the Company entered into a Stock Option Agreement, dated as of December 16, 1997 (the "Option Agreement"). The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement. Pursuant to the Option Agreement, the Company granted One Valley an Option to purchase, subject to adjustments in certain circumstances, up to 490,000 fully paid and non-assessable shares of Common Stock (the "Option Shares") at a price per share equal to $39.97.

          Subject to applicable law and regulatory restrictions, One Valley may exercise the Option, in whole or in part, if, but only if, a Fee Event (as defined below) has occurred prior to the occurrence of a Fee Termination Event (as defined below), provided that written notice of such exercise as required by the Option Agreement is provided within six months following such Fee Event (or such later period as provided in the Option Agreement).

          As used in the Option Agreement, "Fee Termination Event" means each of the following: (i) the Closing Date; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of a Preliminary Fee Event, except a termination by One Valley pursuant to Section 9.1(b) (One Valley may terminate if the Company has made a material misrepresentation, or is in breach of a representation or warranty made by it, in the Merger Agreement) or Section 9.1(g) (One Valley may terminate in certain circumstances if the Company enters into negotiations with a third party in respect of an Acquisition Transaction (defined below)); (iii) termination of the Merger Agreement following the occurrence of a Preliminary Fee Event and the passage of 18 months after such termination; or (iv) termination of the Merger Agreement pursuant to Section 9.1(b) or Section 9.1(g) thereof and the passage of 18 months after such termination.

          As used in the Option Agreement, "Preliminary Fee Event" means any of the following events or transactions occurring on or after the date of signing the Option Agreement:

          (i) The Company or its wholly-owned subsidiary, First Federal Savings Bank of Lynchburg (the "Subsidiary"), without having received One Valley's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of the Option Agreement having the meaning assigned thereto in Sections 3(a)(9) of the Securities Exchange Act of 1934, as amended (the "1934 Act")) other than One Valley or any of its subsidiaries or affiliates, or the Board of Directors of the Company (the "Company Board") shall have approved, recommended, publicly proposed or publicly announced an intention to authorize, recommend, propose or accept any Acquisition Transaction with any person other than One Valley or any of its subsidiaries or affiliates. For purposes of the Merger Agreement, (A) "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving the Company or the Subsidiary, (B) a purchase, lease or other acquisition of all or substantially all of the assets or deposits of the Company or the Subsidiary, or (C) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of the Company or the Subsidiary, provided that the term "Acquisition Transaction" does not include any internal merger or consolidation involving only the Company and the Subsidiary;

          (ii) (A) Any person other than One Valley or any of its subsidiaries or affiliates shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of the Merger Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder) or (B) any group (as such term "group" is defined in Section 13(d)(3) of the Exchange Act), other than a group of which any of One Valley or any of its subsidiaries or affiliates is a member, shall have been formed that beneficially owns 10% or more of the Common Stock then outstanding;

          (iii) Any person other than One Valley or any of its subsidiaries or affiliates shall have made a bona fide proposal to the Company or its shareholders, by public announcement or written communication that is or becomes the subject of public discourse, to engage in an Acquisition Transaction (including, without limitation, any situation in which any person other than One Valley or any of its subsidiaries or affiliates shall have commenced (as the term is defined in Rule 14d-2 under the 1934 Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "1933 Act"), with respect to, a tender offer ("Tender Offer") or exchange offer ("Exchange Offer") to purchase any Common Stock such that, upon consummation of such offer, such person would own or control 10% of the then outstanding Common Stock);

          (iv) After a proposal is made by a third party to the Company or its shareholders to engage in an Acquisition Transaction, or such third party states its intention to the Company to make such a proposal if the Merger Agreement terminates, the Company shall have breached any representation, covenant or obligation contained in the Merger Agreement and such breach would entitle One Valley to terminate the Merger Agreement under Section 9.1(b) thereof (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Merger); or

          (v) The holders of Common Stock shall not have approved the Merger Agreement at the meeting of shareholders set forth in Section 10 of the Merger Agreement or the meeting of shareholders shall not have been held or shall have been canceled prior to termination of the Merger Agreement, in each case only after any person (other than One Valley or any of its subsidiaries or affiliates) shall have (A) made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction, (B) commenced a Tender Offer or filed a registration statement under the 1933 Act with respect to any Exchange Offer.

          As used in the Option Agreement, "Fee Event" means any of the following events or transactions occurring after the date of signing the Option
Agreement:

          (i) The acquisition by any person, other than One Valley or any of its subsidiaries or affiliates, or group of beneficial ownership of 30% or more of the then outstanding Common Stock; or

          (ii) The occurrence of the Preliminary Fee Event described in clause
     (i) of the immediately preceding paragraph, except that the percentage referred to in clause (C) of the second sentence thereof shall be 30%.

          As provided in the Option Agreement, in the event that One Valley is entitled to and wishes to exercise the Option, it is obligated to send to the Company a written notice (the date of which being hereinafter referred to as the "Notice Date") specifying (i) the total number of shares of Common Stock it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 15 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if prior notification to or approval of the Federal Reserve Board or any other regulatory authority is required in connection with such purchase, the Company shall cooperate with One Valley in the filing of the required notice or application for approval and the obtaining of such approval and the Closing Date shall occur immediately following such regulatory approvals (and any mandatory waiting periods).

          Under applicable law, One Valley may be required to obtain the prior approval of the Federal Reserve Board prior to acquiring 5% or more of the issued and outstanding shares of Common Stock. Certain other regulatory approvals may also be required before such an acquisition could be completed.

          Neither of the parties to the Option Agreement may assign any of its rights or obligations under the Merger

Agreement or the Option created thereunder to any other person, without the express written consent of the other party, except that (i) One Valley may assign the Option Agreement to a wholly-owned subsidiary of One Valley and (ii) One Valley may assign its rights thereunder in whole or in part after the occurrence of a Fee Event; provided, however, that until the Federal Reserve Board has approved an application by One Valley to acquire the shares of Common Stock subject to the Option, One Valley may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of the Company, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on One Valley's behalf or (iv) any other manner approved by the Federal Reserve Board.

          In addition, any shares of Common Stock purchased upon the exercise of the Option may be resold by One Valley pursuant to registration rights under the Option Agreement.

          In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares or securities subject to the Option will be appropriately adjusted and proper provision will be made in the agreements governing such transaction so that One Valley would receive, upon exercise of the Option, the number and class of share or other securities or property that One Valley would have received in respect of Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Common Stock are issued after the date of the Merger Agreement (other than pursuant to an event described in the preceding sentence), the number of shares of Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 9.9% of the number of shares of Common Stock then issued and outstanding, after giving effect to any shares subject to or issued pursuant to the Option.

          At any time within 12 months after the occurrence of a Repurchase Event (as defined below) at the request of One Valley, the Company (or any successor thereto) must repurchase from One Valley (i) the Option and (ii) all shares of Common Stock purchased by One Valley pursuant to the Option Agreement in respect of which One Valley then has beneficial ownership, in each case at purchase prices provided for in the Option Agreement.

          A "Repurchase Event" will be deemed to have occurred upon the occurrence of any of the following events or transactions after the date hereof:

          (i) the acquisition by any person (other than One Valley or any of its subsidiaries or affiliates) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

          (ii) the consummation of any of the transactions described in clauses
     (i), (ii) and (iii) of the immediately succeeding paragraph.

          In the event that the Company enters into an agreement (i) to consolidate with or merge into any person, other than One Valley or any of its subsidiaries or affiliates and would not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than One Valley or any of its subsidiaries or affiliates, to merge into the Company and the Company is the continuing or surviving or acquiring corporation, but, in connection with such merger, the then outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or the then outstanding shares of Common Stock after such merger represent less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) to sell or otherwise transfer all or a substantial part of its or the Subsidiary's assets or deposits to any person, other than One Valley or any of its subsidiaries or affiliates, then, and in each such case, the agreement governing such transaction must make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and conditions set forth in the Option Agreement, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (A) the Acquiring Corporation (as defined in the Option Agreement), (B) any person that controls the Acquiring Corporation or
(C) in the
case of a merger described in clause (ii) of this paragraph, the Company.

          One Valley may, at any time following a Repurchase Event and prior to the occurrence of a Fee Termination Event (or such later period as provided in the Option Agreement), relinquish the Option (together with any Option Shares issued to and then owned by One Valley) to the Company in exchange for a cash fee equal to the Surrender Price; provided, however, that One Valley may not exercise such right if the Company has repurchased the Option (or any portion thereof) or any Option Shares as described above. The "Surrender Price" will be equal to $3.5 million (i) plus, if applicable, One Valley's purchase price actually paid with respect to any Option Shares and (ii) minus, if applicable, the excess of (A) the net cash amounts, if any, received by One Valley pursuant to the arms' length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, over
(B) One Valley's purchase price of such Option Shares. One Valley's "profit" under the Option is limited under certain circumstances to $6 million, as provided for in the Option Agreement.

          Copies of the Option Agreement and the Merger Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

          Purchase of Common Stock. Subject to market conditions and developments with respect to the Merger, One Valley may purchase shares of Common Stock in the open market or in privately negotiated transactions.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

          (a) One Valley may be deemed to be the beneficial owner of the Option Shares. As provided in the Option Agreement, One Valley may exercise the Option only upon the happening of one or more events, none of which has occurred. See
Item 4 hereof. If the Option were exercised in full, the Option Shares would represent approximately 9.9% of the currently outstanding Common Stock (after giving effect to the issuance of such Option Shares). One Valley has no right to vote or dispose of the shares of Common Stock subject to the Option unless and until such time as the Option is exercised. One Valley expressly disclaims beneficial ownership of such shares. To the best knowledge of One Valley, none of the persons listed in Schedule I hereto beneficially owns any shares of Common Stock.

          (b) If One Valley were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of Common Stock covered thereby.

          (c) One Valley acquired the Option in connection with the Merger Agreement. See Item 4 hereof.

          To the best knowledge of One Valley, none of the persons listed in
Schedule I hereto has effected any transactions in Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          COMPANY.

          Except as described in Item 4 and Item 5 hereof, neither One Valley nor, to the best of its knowledge, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     2.1 Agreement and Plan of Merger, dated as of December 16, 1997, by and between One Valley and the Company.

    99.1     Stock Option Agreement, dated as of December 16,
             1997, between One Valley and the Company.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:    December 24, 1997

                                            ONE VALLEY BANCORP


                                            By:
                                               ---------------------------------
                                               Name: Lawrence G. Jones
                                               Title: Chief Financial Officer

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               ONE VALLEY BANCORP


          The names, business addresses and present principal occupations of the directors and executive officers of One Valley Bancorp are set forth below. If no business address is given, the director's or officer's business address is One Valley Square, P.O. Box 1793, Charleston, West Virginia 25326. The business address of each of the directors of One Valley is also the business address of such director's employer, if any. Directors of One Valley are identified by an asterisk. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Name                                       Present Principal Occupation or Employment and Address
----                                       ------------------------------------------------------

Charles M. Avampato*                       President, Clay Foundation, Inc., 1426 Kanawha
                                           Boulevard, E., Charleston, WV 253301

Robert F. Baronner*                        Chairman of the Board, One Valley Bancorp of WV, Inc.,
                                           P.O. Box 1793, Charleston, WV 25326

C. Michael Blair*                          President and CEO, One Valley Bank-North, Inc., P.O.
                                           Drawer C, Moundsville, WV 26041

James K. Brown*                            Partner, Jackson and Kelly, 1600 Laidley Tower
                                           Charleston, WV  25301

Nelle Ratrie Chilton*                      Director and Vice President, Dickinson Fuel Co., Inc.,
                                           P.O. Box 311, Charleston, WV 25321

R. Marshall Evans, Jr.*                    President, Dickinson Company, 1401 Kanawha Valley
                                           Building, Charleston, WV 25301

James Gabriel*                             President, Gabriel Brothers, Inc., 55 Scott Avenue
                                           Morgantown, WV 26505

Phillip H. Goodwin*                        President, CAMC, P.O. Box 1547, Charleston, WV 25326

Thomas E. Goodwin*                         Chairman of the Board, One Valley Bank of Ronceverte,
                                           Rt. 5 Box 30-A, Lewisburg, WV 24901

Robert E. Kamm, Jr.*                       President, One Valley Bank of Summersville, Inc.,
                                           P.O. Box 370, Summersville, WV 26651

John D. Lynch*                             Vice President, Davis Lynch Glass Company,
                                           P.O. Box 4268, Star City, WV 26504

Edward H. Maier*                           President, General Corporation, P.O. Box 6190
                                           Charleston, WV 25362

Charles R. Neighborgall, III*              President, The Neighborgall Construction Company,
                                           714-13th Avenue, Huntington, WV 25701

Robert O. Orders, Sr.*                     Orders Construction Company, P.O. Box 1448
                                           St. Albans, WV 25177

John L.D. Payne*                           President, Payne-Gallatin Mining Co.,
                                           1280 One Valley Square, Charleston, WV 25301

Angus E. Peyton*                           Partner, Brown and Peyton,
                                           One Valley Square, Suite 100, Charleston, WV 25301

                                      -14-



Lacy I. Rice, Jr.*                         Partner, Bowles, Rice, McDavid, Graff & Love
                                           P.O. Drawer 1419, Martinsburg, WV 25401-1419

Brent Robinson*                            President & CEO, One Valley Bank Martinsburg,
                                           148 S. Queen Street, Martinsburg, WV  25401

James W. Thompson*                         Chairman of the Board, One Valley Bank of Mercer County, Inc.
                                           107 Burgess Street, Princeton, WV 24740

John L. VanMetre, Jr.*                     Partner, Steptoe and Johnson, 126 E. Burke Street
                                           Martinsburg, WV 25401

Richard B. Walker*                         Chairman of the Board and Chief Executive Officer, Cecil I. Walker Machinery,
                                           P.O. Box 170, Hurricane, WV 25526

H. Bernard Wehrle, III*                    President, McJunkin Corporation, P.O. Box 513
                                           Charleston, WV 25322

John H. Wick, III*                         Vice President, Dickinson Fuel Co.,
                                           300 Virginia Avenue, Richmond, VA 23226

Thomas D. Wilkerson*                       Northwestern Mutual Life Insurance Co., 153 Summers
                                           Street - Room 300, Charleston, WV 25301

R. Marshall Evans, Jr.*                    President, Dickinson Co., Quincy Coal Co. and Chesapeake Mining Co.,
                                           3401 Northside Parkway, Atlanta, GA 30327

Bob M. Johnson*                            President & CEO, One Valley Bank-Central Virginia
                                           2120 Langhorne Road, Lynchburg, VA 24505

Dennis M. Bone*                            President & CEO, Bell Atlantic-WV Inc., 1500 MacCorkle
                                           Avenue SE, Charleston, WV 25314

H. Rodgin Cohen*                           Partner, Sullivan & Cromwell, 125 Broad Street
                                           New York, NY 10004

Robert F. Baronner*                        Chairman of the Board of One Valley

J. Holmes Morrison*                        President and Chief Executive Officer of One Valley

Phyllis H. Arnold*                         Executive Vice President of One Valley

Frederick H. Belden, Jr.                   Executive Vice President of One Valley

Laurance G. Jones                          Executive Vice President of One Valley

James A. Winter                            Vice President and Chief Accounting Officer of One
                                           Valley

Robert E. Kamm, Jr.*                       Senior Vice President of One Valley

Kenneth R. Summers                         Senior Vice President of One Valley



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


                                  Exhibit Index


    2.1 Agreement and Plan of Merger, dated as of December 16, 1997, by and between One Valley Bancorp and FFVA Financial Corporation.

   99.1 Stock Option Agreement, dated as of December 16, 1997, between One Valley and FFVA Financial
                    Corporation.




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